K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

May 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Attn:	H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 9, 2016

File No. 333-209535

Form 8-K

Initially Filed April 25, 2016

Response Letter Dated April 22, 2016

File No. 1-35330

Ladies and Gentlemen,

Lilis Energy, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated May 6, 2016 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently submitting an amended draft of the Registration Statement on Form S-4 (the “Registration Statement”). If the Staff would like hard copies, please so advise and we would be happy to provide copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

General

1.	We are still considering your responses to prior comments 1 and 3 and may have additional comments related to these responses.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 22, 23, 125 and 126 of the Registration Statement to provide additional clarity with respect to the Company’s original response.

Amendment No. 1 to Registration Statement on Form S-4 filed April 25, 2016

Unaudited Pro Forma Condensed Combined Financial Statements, page 194

Unaudited Pro Forma Condensed Combined Statement of Operations, page 196

2.	It appears that your updated pro forma financial information contains mathematical errors and inconsistencies. For example:

●	On page 196, the Net income (loss) and Net income (loss) attributable to common stockholders lines do not foot in the Brushy Historical column and do not cross foot across all columns. In turn, the Net income (loss) per share amount is incorrect;

●	On page 200, the Total oil and gas properties, net and Total assets lines do not cross foot, the Total assets amount in the Adjusted Historical Brushy column does not foot to a total that equals the Total liabilities and stockholders’ equity amount;

●	On page 201, the DD&A expense $19.1 million amount does not agree to the $21.4 million pro forma adjustment amount on page 196; and,

●	On page 203, Note 5, Term loan – Independent Bank $12.4 million amount does not agree to the $14.2 million amount on page 195.

Carefully review your pro forma presentation and revise as needed to resolve all inaccuracies or inconsistencies.

Company Response: The Company acknowledges the Staff’s comment. Accordingly, the Company has reviewed and revised the pro forma presentation to resolve all such inaccuracies and inconsistencies.

3.	We note that you did not revise your pro forma presentation to reflect the impact of your reverse stock split in the net income (loss) per share and in the weighted average number of shares outstanding, as indicated in your response to prior comment 5. Please revise your pro forma presentation to reflect the impact of your reverse stock split in the net income (loss) per share and in the weighted average number of shares outstanding.

Company Response: The Company acknowledges the Staff’s comment. Accordingly, the Company has revised the pro forma presentation to reflect the impact of our reverse stock split in the net income (loss) per share and in the weighted average number of shares outstanding.

Form 8-K Filed April 25, 2016

Exhibit 99.1 Corporate Presentation

4.	We have read your response to comment 7 and the revised Corporate Presentation filed as Exhibit 99.1. The discussion on page 2 regarding “resource potential” and “estimated ultimate recovery”, or “EUR”, does not render a clear understanding of the basis for combining the separate categories of proved, probable and possible reserves into one total reserve figure. Please expand the discussion relating to your estimate of “resource potential” to clarify that the single figure for EUR represents an aggregation of the separate categories of proved, probable and possible reserves. Your expanded disclosure should clearly state whether the single figure for EUR represents a risked or unrisked summation of proved plus probable plus possible reserve quantities.

Company Response: The Company acknowledges the Staff’s comment and, accordingly, intends to file a revised version of the Corporate Presentation to address this comment.

5.	Please expand your disclosure relating to an “identified” or “identifiable” location on pages 8, 11 and 21 to provide the basis for determining these locations as noted in footnote (1) on page 16.

Company Response: The Company acknowledges the Staff’s comment and, accordingly, intends to file a revised version of the Corporate Presentation to address this comment.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope. If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

Michael A. Hedge
K&L Gates LLP

cc:	Ariella Fuchs, Lilis Energy, Inc.

Michael A. Hedge, K&L Gates LLP

Nicholas M. Look, K&L Gates LLP